SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 31 December 2006
NORSK HYDRO ASA
( Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
001-09159
Commission File Number)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-______

2 Preliminary results 2006

Financial review

Summary of results	3
Oil & Energy	7
Exploration and Production	8
Energy and Oil Marketing	9
Eliminations Oil & Energy	10
Aluminium activities	11
Aluminium Metal	11
Aluminium Products	14
Rolled Products	15
Extrusion	15
Automotive	16
Other activities	16
Polymers	16
Corporate activities and eliminations	16
Finance	17
Tax	17

Financial statements

Condensed consolidated statements of income	18
Condensed consolidated balance sheets	19
Condensed consolidated statements of cash flows	20
Notes to the condensed consolidated financial statements	21
Note 1: Accounting policies	21
Note 2: Changes in shareholders’ equity	21
Note 3: Operating segment information	21
Note 4: Net periodic pension cost	25
Note 5: Contingencies	25
Note 6: Discontinued operations	26

Other information

Additional information Aluminium Products	27
Proved reserves of oil and gas	28
Use of non-GAAP financial measures	28

Financial review 3

OPERATING REVENUES	OPERATING INCOME	EARNINGS PER SHARE FROM CONTINUING OPERATIONS3) 4)

Consolidated results (US GAAP)

	Fourth quarter		Year
NOK million, except per share data	2006	2005	2006	2005

Operating revenues	45,715	44,509	200,719	171,231

Operating income	4,573	10,360	52,224	46,237
Non-consolidated investees	54	(79)	962	593
Financial income (expense), net	847	(579)	1,785	(1,889)
Other income (loss), net	53	758	53	990

Income from continuing Operations before tax and Minority interest	5,527	10,460	55,024	45,932

Income tax expense	(4,287)	(6,411)	(37,598)	(30,271)
Minority interest	22	133	(202)	(118)

Income from continuing operations	1,261	4,183	17,224	15,542
Income from discontinued operations	62	81	167	174

Income before cumulative effect of change in accounting principles	1,323	4,264	17,391	15,716

Cumulative effect of change in accounting principles	—	(78)	—	(78)

Net income	1,323	4,186	17,391	15,638

Basic and diluted earnings per share from continuing operations (in NOK) 1) 3)	1.00	3.30	13.90	12.40
Basic and diluted earnings per share before change in accounting principles (in NOK) 1) 3)	1.10	3.40	14.00	12.50

Financial data

Investments – NOK million	9,513	28,902	26,713	41,110
Adjusted net interest-bearing debt/equity 2)	0.22	0.31	0.22	0.31
Debt/equity ratio	0.24	0.28	0.24	0.28

1)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for pension obligation after tax) and present value of future obligations on operating leases. See table “Adjusted net interest-bearing debt to equity” later in this report.

3)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. See note 1 accounting policies.

4)	Earnings per share from continuing operations before change in accounting principles.

All comparative figures are for the corresponding period in 2005 unless otherwise stated.

4 Preliminary results 2006
Summary of results
Hydro achieved record results for 2006, despite a weak fourth quarter due o t asset write-downs and other special items. Continued high oil and gas prices, aluminium prices at historic levels and solid operational performance contributed to the annual result, providing a strong foundation for Hydro going forward.
Net income rose by 11 percent to NOK 17,391 million for the full-year 2006 from 2005. For the fourth quarter alone, net income fell to NOK 1,323 million (NOK 1.10 per share) from NOK 4,186 million NOK (3.30 per share) in the fourth quarter of 2005 and NOK 4,804 million (NOK 3.90 per share) in the third quarter of 2006.
The main reason for the weak quarterly result was t he previously announced write-down of USD 836 million NOK (5,240 million) related to the Front Runner field and nine shelf fields in the Gulf of Mexico, combined with impairment charges and costs relating to divestments, closures and plant rationalizations in aluminium products operations and unrealized losses on derivative contracts.
Operating income for the full-year 2006 rose to NOK 52,224 million, up 13 percent compared with 2005. For the fourth quarter alone, operating income amounted to NOK 4,573 million, compared with NOK 10,360 million in the fourth quarter of 2005 and NOK 15,278 million in the third quarter of 2006.
“Last year’s record result was driven by high oil, gas and aluminium prices, combined with strong operational performance,” said Hydro President and CEO Eivind Reiten. “Market outlooks for most of Hydro’s core products are promising. The ongoing restructuring of the aluminium business is well under way, providing a sound basis for Hydro going forward as a focused aluminium and power company with firm growth ambitions.”
The process to plan the integration of Hydro’s oil and gas activities with Statoil is on track. Contributing to a successful launch of the new energy company is on top of our agenda, at the same time as we prepare to move forward as an aluminium and power company, ready to pursue business opportunities worldwide,” Reiten said.
The proposed merger of Hydro’s oil and gas activities with Statoil is expected to be completed in the third quarter of 2007, in line with the plan announced in December.
Hydro’s Board of Directors proposes to the Annual General Assembly to pay shareholders a dividend of NOK 5.00 per share for 2006. Net cash provided by operating activities was NOK 38,7 billion for the year, compared with NOK 27,0 billion for 2005.
Operating income for Oil & Energy amounted to NOK 5,647 million for the quarter, heavily impacted by an impairment write-down of the Front Runner and nine shelf fields in the Gulf of Mexico (GoM), amounting to USD 836 million (NOK 5,240 million) before tax. Operating income amounted to NOK 11,537 million in the fourth quarter of 2005 and NOK 13,311 million in the third quarter of 2006. For 2006 as a whole, operating income was NOK 46,253 million, compared with NOK 43,451 million in 2005.
High oil and gas prices contributed to the results for the quarter and for the year, but oil prices corrected downward in the fourth quarter 2006, compared with the third quarter. Our realized average oil price1)increased 4 percent in the quarter, compared with the fourth quarter of 2005, but declined 13 percent compared with the third quarter of 2006. Measured in Norwegian kroner, our realized oil price amounted to NOK 369 per barrel in the quarter, unchanged compared with the fourth quarter of 2005, while decreasing 12 percent compared with the third quarter of 2006. Our realized gas prices increased 6 percent in the fourth quarter of 2006, compared with the fourth quarter of 2005, and 14 percent compared with the third quarter of 2006. Our realized average oil price and realized average gas price increased by 18 percent and 27 percent, respectively, in 2006 compared with 2005.
We produced an average of 595,000 barrels of oil equivalents (boe) per day during the fourth quarter of 2006, an increase of 6,000 boe per day compared with the fourth quarter of 2005, and an increase of 47,000 boe per day compared with the third quarter of 2006. For the full year, average oil and gas production increased to 573,000 boe per day, compared with 563,000 boe per day in 2005. Production for 2006 was negatively impacted by production interruptions on partner-operated fields on the Norwegian Continental Shelf (NCS) as well as lower-than-expected production from fields in our international portfolio. We have targeted 605,000 boe per day for 2007, an increase of around 6 percent compared with realized production in 2006.
In 2006, we participated in the completion of 51 exploration wells, resulting in 26 discoveries. We opened the southern leg of the Langeled gas pipeline during 2006, an important milestone for the Ormen Lange/Langeled project. At the end of December, the project was 91 percent complete. The project is on schedule and expected to be completed in 2007. Also during 2006, we divested our gasoline retail business Hydro Texaco in Norway and Denmark.
Operating income for Hydro’s total aluminium activities amounted to NOK 413 million for the fourth quarter of 2006, compared with a loss NOK 1,099 million in the fourth quarter of 2005 and NOK 1,647 million in the third quarter of 2006. Operating income for the fourth quarter of 2006 was heavily influenced by write-downs, costs and charges relating to the restructuring of our downstream aluminium operations. Operating income for 2006 as a whole amounted to NOK 6,181, million compared with NOK 2,316 million in 2005. Results for the year were heavily influenced by a substantial increase in aluminium prices.
Operating income for our aluminium metal operations amounted to NOK 849 million for the quarter, compared with NOK 12 million in the fourth quarter of
Operating statistics

	Fourth quarter		Year
	2006	2005	2006	2005

Oil and gas production (thousands boe/d)	595	589	573	563
Oil production (thousands boe/d)	398	405	387	398
Gas production (thousands boe/d)	197	184	186	165
Realized oil price (USD/bbl)	57.80	55.60	63.10	53.10
Realized gas price (NOK/Sm3)	1.97	1.85	1.93	1.52
Primary aluminium production (kmt)	450	464	1,799	1,826
Realized aluminium price LME (USD/mt)	2,430	1,851	2,352	1,812

1)	Average oil price realized by Oil & Energy’ s Exploration and Production sub-segment.

Financial review 5
2005 and NOK 1,854 million in the third quarter of 2006. Operating income for 2006 as a whole amounted to NOK 6,362 million, compared with NOK 2,694 million in 2005.
Results for the year were heavily influenced by a substantial increase in aluminium prices. However, raw material and energy costs were also substantially higher during 2006 as a whole. Average market prices for aluminium were substantially higher in the quarter, compared with the fourth quarter of 2005, and also higher compared with the third quarter of 2006. Our realized aluminium prices measured in Norwegian kroner increased by 30 percent in the fourth quarter of 2006, compared with the fourth quarter of 2005. Realized prices remained substantially unchanged compared with the third quarter of 2006. Realized aluminium prices measured in Norwegian kroner increased 30 percent for 2006 as a whole, compared with 2005.
Our primary aluminium production, including production from partly owned companies, amounted to 450,000 mt for the fourth quarter of 2006, declining about 3 percent compared with the fourth quarter of 2005. Production was largely unchanged compared with the third quarter of 2006 and declined around one percent to 1,799,000 mt for 2006 as a whole, compared with 2005. Reduced production due to the plant closures in Norway and Germany were mostly offset by increased production from the Alouette expansion in Canada and record production levels for other plants in our smelter system.
Efforts to reposition our primary aluminium operations are progressing and expected to improve our relative smelter cost position. The Qatalum project (Hydro share 50 percent), a major element in our growth strategy, is on track and a final decision by the partners to proceed with the project is expected to be taken during 2007. The second expansion of the Alunorte alumina refinery in Brazil (Hydro share 34 percent) was completed during 2006. A third expansion was started and is expected to be completed in 2008.
Aluminium Products incurred an operating loss amounting to NOK 499 million for the quarter, compared with an operating loss of NOK 1,124 million in the fourth quarter of 2005 and an operating loss of NOK 202 million for the third quarter of 2006. For 2006 as a whole, we incurred an operating loss of NOK 83 million, compared with an operating loss of NOK 370 million in 2005.
In December 2005, we announced plans to restructure our aluminium products business. Following a thorough review of the downstream portfolio, measures were taken to implement these plans, including divestments, closures and significant plant rationalizations. We made good progress in 2006 on the restructuring, but results were heavily impacted by the related impairments and other costs amounting to about NOK 600 million for the quarter and about NOK 890 million for the year 2006. Costs relating to plant rationalization, closures and impairments amounted to about NOK 1,250 million in the fourth quarter of 2005 and about NOK 90 million in the third quarter 2006.
Overall market conditions for extrusion and rolled products improved during 2006 contributing to an improved underlying financial performance. However, the automotive business sector continued to suffer challenging market conditions and declining margins. Volumes developed positively for all business sectors during the fourth quarter, and margins improved within our extrusion and our rolled products operations, compared to same quarter in 2005, reflecting improved market conditions in Europe.
Outlook
Oil demand is expected to be relatively strong in 2007, but an anticipated increase in oil production capacity from both non-OPEC and OPEC producers is expected to increase global spare capacity somewhat from 2006 levels.
Start-up of new gas infrastructure, as well as warmer-than-expected weather, have led to lower European gas prices this winter than during the winter of 2005-2006. British gas production is declining, but comfortable gas-storage levels and new supply sources coming on stream are expected to improve supplies to Europe in 2007. With more normal seasonal temperatures, demand should improve in the winter of 2007-2008. In addition, some of the LNG scheduled for delivery in the European market may be rerouted to either the US or Asia, expected to create a more balanced supply situation than during this winter season.
Norwegian water reservoir levels rose considerably during the last months of 2006. This resulted in a substantial drop in Nordic electricity prices, as the water reservoir situation changed from risk for rationing to a comfortable resource situation. Mild weather and a decreasing CO2 emission quota price have also contributed to lower electricity prices. Nordic electricity prices in 2007 are expected to be lower than the historically high average spot price of 391 NOK/MWh in 2006.
Key economic indicators signal somewhat slower growth in 2007 in Europe and the US, as well as in Asia except for China. China’s strong economic growth is expected to continue.
Global primary aluminium consumption is expected to grow by close to 7 percent in 2007. Developments in China continue to be a main driver of industry fundamentals. China’s growth in consumption and production is expected to continue at a high level in 2007, close to 20 percent. Consumption growth in Europe, however, is expected to slow to about 2.5 percent in 2007, somewhat lower than the expected increase in industrial production. A minor decline of about 1 percent is expected for the US. A moderate surplus is expected in the global metal balance in 2007.
In addition, the behavior of financial investors continues to be an important factor affecting primary aluminium prices on the London Metal Exchange (LME).
European markets for extruded and rolled products are relatively steady at the start of 2007. Margins are expected to remain stable for extruded products and to improve somewhat for standard rolled products, although from a low level. Shipment growth in 2007 is expected to be lower than in 2006, in line with developments in industrial production.
In the US, orders for extruded aluminium products declined substantially in recent months. The US economy has shown signs of weakening and industrial production is expected to show lower growth rates in 2007 than in 2006, with possibly a flat or negative development.
The global light-vehicle market is expected to continue growing in 2007, driven by emerging markets. The Western European market is expected to be slightly down, while the US market is expected to continue the negative developments seen in 2006. Margins are expected to remain under pressure.
Results for our aluminium products operations in the first quarter 2007 are expected to be positively influenced by continued progress on plant rationalization programs. However, additional rationalization expenses are also expected.

6 Preliminary results 2006
Fourth quarter 2006

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Oil & Energy	5,647	66	53	8,764	14,530
Aluminium Metal	849	(13)	—	517	1,352
Aluminium Products	(499)	18	—	483	1
Other Activities	707	95	—	197	999
Corporate and Eliminations	(2,130)	243	—	1	(1,885)

Total	4,573	408	53	9,962	14,997

Year 2006

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Oil & Energy	46,253	350	53	18,299	64,954
Aluminium Metal	6,362	1,002	—	1,770	9,134
Aluminium Products	(83)	(162)	—	1,960	1,715
Other Activities	1,277	289	—	528	2,094
Corporate and Eliminations	(1,584)	907	—	(1)	(678)

Total	52,224	2,386	53	22,556	77,219

Quarterly results

	2006				2005
NOK million, except per share data	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	45,715	50,090	50,409	54,504	44,509	43,903	41,342	41,476
Operating income	4,573	15,278	14,570	17,804	10,360	12,949	11,194	11,734
Income from continuing operations	1,261	4,798	5,344	5,820	4,183	4,176	3,522	3,661

Earnings per share from continuing operations (in NOK) 1)	1.00	3.90	4.30	4.70	3.30	3.30	2.80	2.90

1)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
Earnings from non-consolidated investees amounted to NOK 54 million in the fourth quarter of 2006, compared with losses of NOK 79 million in the fourth quarter of 2005. Earnings for Alunorte, the Brazilian alumina refinery, amounted to NOK 78 million for the quarter, compared with losses of NOK 128 million in the fourth quarter of 2005. The improvement was mainly due to increased production following the completion of the second major expansion of the plant in 2006. Earnings from the Søral metal plant decreased to a negative NOK 103 million in the fourth quarter of 2006 from a positive NOK 34 million in the fourth quarter of 2005, mainly due to unrealized losses on power contracts. Earnings from non-consolidated investees amounted to NOK 962 million for the full year of 2006, compared with NOK 593 million in 2005. Alunorte contributed NOK 624 million to earnings in 2006, compared with NOK 246 million in 2005.
Net financial income for the fourth quarter amounted to NOK 847 million, including a net foreign currency gain of NOK 714 million. Net financial income for 2006 as a whole amounted to NOK 1,785 million, including a net foreign currency gain of NOK 1,058 million. The currency gain for the quarter and year as a whole was mainly due to a weakening of the US dollar against the NOK resulting in gains on Hydro’s US dollar denominated debt and currency contracts. Higher capitalized interest contributed to the lower net interest expense for all quarters in 2006, compared with 2005.

Other income amounted to NOK 53 million in the fourth quarter of 2006, compared with NOK 758 million in the fourth quarter of 2005. In December of 2005, we sold our interest in Biomar Holding A/S recognizing a gain of NOK 693 million. Other income amounted to NOK 53 million for 2006 as a whole, compared with NOK 990 million in 2005. During 2006 we divested our gasoline retail business, Hydro Texaco (Hydro share 50 percent) located in Norway and Denmark. Results for the fourth quarter of 2006 included again of NOK 53 million related to this sale. Other income for 2005 as whole included a gain of NOK 233 million relating to the sale of our remaining interest in Pronova Biocare.
The provision for current and deferred taxes amounted to NOK 37,598 million for 2006 as a whole, approximately 68 percent of income from continuing operations before tax and minority interest. The equivalent amount for 2005 was NOK 30,271 million, approximately 66 percent of income from continuing operations before tax and minority interest.
As part of our drive to increase the profitability of our downstream operations, we have decided to exit the automotive castings businesses. In the fourth quarter, the castings business was reclassified as an asset held for sale and is reported as discontinued operations for the current and all prior periods in this report. In November 2006, we announced the sale of our automotive castings business, which we expect will result in a gain of about NOK 900 million when the transaction is finalized in the first half of 2007. In December 2006, we announced the divestment of our 49 percent share in the magnesium automotive castings company, Meridian Technologies Inc. We do not expect any significant gain or loss on this sale when finalized in early 2007. During the third quarter of 2006, we wrote down the value of our investment in Merdian by NOK 239 million.
Investments amounted to NOK 9,513 million for the quarter and NOK 26,713 million for 2006 as a whole. Of the total amounts invested, 83 percent and 85 percent related to oil and gas operations for the fourth quarter and year, respectively.
Return on average Capital Employed (RoaCE2)) was 14.9 percent for 2006 based on actual earnings and capital employed for the period.

2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” See also discussion pertaining to non-GAAP financial measures included later in this report.

Preliminary results 2006 7
Oil & Energy
Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	4,517	10,690	41,352	40,594
Energy and Oil Marketing	590	1,403	3,578	3,575
Eliminations	540	(556)	1,323	(719)

Total	5,647	11,537	46,253	43,451

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	12,950	13,677	58,804	50,601
Energy and Oil Marketing	1,040	1,645	4,827	4,456
Eliminations	540	(556)	1,323	(719)

Total	14,530	14,766	64,954	54,339

     Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
Operating statistics

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Oil and gas production (thousands boe/d)	595	589	573	563
Oil production (thousands boe/d)	398	405	387	398
Gas production (thousands boe/d)	197	184	186	165
Power production (TWh)	1.80	2.80	8.30	10.70
Realized oil price (USD/bbl)	57.80	55.60	63.10	53.10
Realized oil price (NOK/bbl)	369.20	368.80	404.00	342.20
Realized average liquids price (USD/bbl)	56.30	54.70	61.50	52.00
Realized gas price (NOK/Sm3)	1.97	1.85	1.93	1.52

Exploration expense (NOK million)	2,093	1,092	4,986	1,839

Market statistics

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Brent dated oil price (USD/bbl)	59.60	56.90	65.10	54.50
WTI oil price (USD/bbl)	59.90	60.00	66.00	56.60
NBP spot price (NOK/Sm3)	1.33	2.57	1.75	1.67
NBP spot price (pence/therm)	28.60	58.50	39.30	37.70
Henry Hub (USD/mmbtu)	7.30	12.90	7.00	9.00
Nordic spot electricity price (NOK/Mwh)	370.00	255.00	391.40	234.80

Realized NOK/USD exchange rate	6.39	6.63	6.40	6.44

Market developments
The European crude oil benchmark Brent Dated increased about USD 2.7 per barrel in the quarter, compared with the fourth quarter of 2005, but declined USD 10 per barrel, compared with the third quarter of 2006. The US crude oil benchmark West Texas Intermediate (WTI) delivered spot at Cushing was largely unchanged in the fourth quarter of 2006, compared with the fourth quarter of 2005, but declined roughly USD 10 per barrel, compared with the third quarter of 2006. Crude oil prices stabilized during October and November following a considerable downward correction in the middle of the third quarter. Expectations of OPEC production cuts pushed prices higher toward the end of November but prices fell in December due to unusually warm weather.
Hydro’s realized average oil price3) increased 4 percent in the quarter, compared with the fourth quarter of 2005, but declined 13 percent, compared with the third quarter of 2006. Measured in Norwegian kroner, our realized oil price remained unchanged in the quarter, compared with the fourth quarter of 2005, while decreasing 12 percent compared with the third quarter of 2006. Our average realized crude oil price in the fourth quarter of 2006 was USD 1.8 per barrel below the average Brent price, mainly as a result of a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Our realized average liquids prices (oil, NGL and condensate) increased slightly in the fourth quarter of 2006, compared with the fourth quarter of 2005, but declined approximately 13 percent, compared with the third quarter of 2006.

3)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

8 Preliminary results 2006
Average spot prices for gas in Europe were significantly lower in the fourth quarter of 2006, compared with the fourth quarter of 2005, mainly due to unusually warm winter temperatures in 2006. In the UK, the spot price for gas at the NBP (National Balancing Point) measured in pence per therm in the fourth quarter of 2006 decreased by about 51 percent compared with the fourth quarter of 2005. Compared with the third quarter of 2006, the spot price decreased by 12 percent. In the US, the Henry Hub spot price for gas in the fourth quarter of 2006 decreased 44 percent, compared with the fourth quarter of 2005, and increased by 18 percent compared with the third quarter of 2006.
Our realized gas prices4) increased 6 percent in the fourth quarter of 2006, compared with the fourth quarter of 2005, and 14 percent compared with the third quarter of 2006. The positive development compared to last year reflected increased reference prices (oil products) for long-term gas contracts.
The average spot price in the Nordic electricity market increased substantially in the fourth quarter of 2006, compared with the fourth quarter of 2005 mainly due to lower reservoir levels. However, spot prices declined in the fourth quarter of 2006, compared with the third quarter reflecting an improved water resource situation.
Business development
In November 2006, it was announced that Hydro was awarded three blocks in the Santos Basin offshore Brazil in the 8th Bid Round, of which one is to be operated by Hydro with a 40 percent working interest. We were awarded a 30 percent interest in the two other blocks.
In January 2007, we were awarded seven new licenses in the Awards for Predefined Areas (APA 2006) licensing round on the NCS. We have been offered operatorships in four production licenses and participation in three licenses.
In the fourth quarter, we invested in the solar energy company Norsun, which is planning to set up a plant in Årdal for the production of monocrys-talline silicon wafers for solar cells. Hydro will hold a minority share in the company.
Projects under development
In December, Hydro submitted the Plan for development and operation (PDO) of the Vega and Vega South fields on the NCS. Gas and condensate production for the Vega field is planned to start in October 2010 and reach a plateau production level of approximately 18,000 boe per day (Hydro’s share) in 2011. A PDO for the Alve gas and condensate field was submitted in January 2007. Gas production from the Alve field is expected to begin in December 2008 and reach a plateau production level of approximately 3,000 boe per day (Hydro’s share) in 2009.
Factors affecting developments in the coming quarters
We have targeted production of 605,000 boe per day for 2007. Ormen Lange is expected to come on stream in 2007 and is expected to contribute substantially to our production capacity. In Canada, Terra Nova has been upgraded to ensure higher up time.
Production cost excluding costs for gas injection is expected to increase to a level of around NOK 28 per barrel in 2007, compared with NOK 24 per barrel in 2006. The increase primarily relates to cost pressure for the industry as a whole as well as the underlying maturing nature of the portfolio on the NCS.
Approximately 60 wells are planned to be spudded in 2007.
Exploration and Production
Operating income
Fourth quarter operating income for Exploration and Production of NOK 4,517 million was heavily impacted by an impairment write-down of the Front Runner and 9 Shelf fields in our GoM portfolio amounting to USD 836 million (NOK 5,240 million) before tax. Operating income amounted to NOK 12,078 million in the third quarter of 2006 and NOK 41,352 million for 2006 as a whole.
We acquired a 25 percent working interest in the Front Runner field, which is located in deepwater off the GoM shelf, as part of the Spinnaker acquisition in 2005. Due to production shortfalls we announced an extensive review of the field to determine if the recoverable resources estimated at the time of the acquisition could be produced from the field’s reservoirs. Our review concluded that the geology of Front Runner is more complex and the reservoir communication weaker than expected at the time of acquisition. As a result, expected recoverable reserves from Front Runner have been reduced by 56 percent due to lower expected volumes of oil in place, reduced expected recovery rates and increased field development costs, and we have written down the value of the field assets. The total amount of the write-down relating to Front Runner amounted to USD 710 million before tax, of which USD 58 million is related to in-field prospects and was charged to exploration expense in the fourth quarter 2006. The remaining book value of Front Runner amounted to USD 201 million after the write-down.
Our total GoM portfolio includes ownership interests in about 40 producing fields on the GoM shelf, some producing above and some below expectations. In addition to Front Runner, the impairment write-down described above included USD 126 million before tax relating to 9 of these producing fields.
Average oil and gas production in the fourth quarter of 2006 reached 595,000 boe per day. Production in the fourth quarter was 6,000 boe per day higher than in the fourth quarter of 2005, and increased by 47,000 boe per day compared with the third quarter of 2006. For 2006 as a whole, average oil and gas production amounted to 573,000 boe per day, 10,000 boe per day higher than in 2005. Production from fields in the GoM contributed around 22,000 boe per day in the fourth quarter of 2006, unchanged compared with the third quarter of 2006. Average oil and gas production from fields in our GoM portfolio amounted to 20,000 boe per day for 2006 as a whole. Oil and gas production from Fram East in the Troll area on the NCS began at the end of October, and is expected to reach a plateau production level at 12,500 boe per day (Hydro’s share) in 2008. Oil production from the Dalia field in Angola began in the middle of December, and is expected to reach a plateau production level of 21,000 boe per day (Hydro’s share) in 2008.
Oil production decreased by 7,000 boe per day in the fourth quarter of 2006, compared with the fourth quarter of 2005, mainly as a result of the maturing production portfolio on the NCS. Oil production increased by 17,000 boe per day for the quarter compared with the third quarter of 2006. Unscheduled shutdowns and planned maintenance stops resulted in

4)	Realized gas prices include both spot market prices and long-term contract prices. For the fourth quarter of 2006 approximately 60 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.

Financial review 9
oil production losses of approximately 25,000 boe per day during the fourth quarter. This was 12,000 boe per day higher than expected, impacted by an extended maintenance shutdown on the Terra Nova field in Canada. However, this was offset by higher than expected production at Terra Nova and other fields and our overall production target was met for the quarter.
Average gas production in the fourth quarter of 2006 was 13,000 boe per day higher than in the fourth quarter of 2005. The most significant increase came from gas production from fields in the GoM, which contributed approximately 13,000 boe per day in the fourth quarter of 2006. Gas production in Norway also increased, mainly sourced from the Kvitebjørn and Kristin fields, which came on stream in late 2004 and late 2005, respectively. Gas production in the fourth quarter was 29,000 boe per day higher than the third quarter of 2006 mainly due to higher gas offtake on the NCS.
Production costs5) for 2006 as a whole amounted to NOK 32.2 per boe, increasing 27.3 percent compared with 2005 mainly as a result of well maintenance costs and costs related to the Terra Nova shut down. Costs related to injection gas for the Grane field also increased as a result of higher gas prices. Gas for injection included in average production costs amounted to NOK 7.9 per boe in 2006 as a whole, compared with NOK 5.4 per boe for 2005.
Exploration costs charged to results were substantially higher in the fourth quarter of 2006, compared with the fourth quarter of 2005 and for 2006 as a whole, compared with 2005. Exploration costs in 2006 included approximately NOK 525 million related to the acquisition of seismic data under licenses held by Spinnaker6). In addition, costs related to a potential participation on the Shtokman field were expensed during 2006 following Gazprom’s decision to develop the field alone. Exploration costs in the fourth quarter of 2006 included USD 58 million related to the impairment write-down for the Front Runner field, and expensed acquisition costs as a result of dry wells in the GoM. Exploration activity continued at a high level in the fourth quarter of 2006. During the quarter we participated in the completion of 13 exploration wells including exploration extensions of producing wells. Five of the wells resulted in discoveries. In addition, two wells under evaluation at the end of the third quarter resulted in discoveries. In the GoM, four exploration wells were completed, resulting in one discovery. In Canada, one well was completed resulting in a discovery. Three exploration wells completed in Libya, proved to by dry. We completed drilling activities relating to the Changuleh West well in Iran, which resulted in a discovery. On the NCS, three exploration wells were completed in the fourth quarter, two of which were successful. Drilling operations underway at the end of the quarter included five wells, of which three related to our international exploration activities. Of these five wells three are declared non commercial and expensed in 2006.
Total amounts spent on exploration activities in 2006 amounted to NOK 5,948 million. During the year, we participated in 51 exploration wells including extensions of producing wells. Twenty-six of the wells resulted in discoveries.
Realized gains of NOK 47 million and unrealized losses of NOK 5 million related to the Spinnaker hedge program7) were recognized in the fourth quarter of 2006. Realized gains of NOK 51 million and unrealized gains of NOK 517 million were recognized in the third quarter of 2006.
Reserves
Hydro’s remaining proved oil and gas reserves were 1,916 million boe at the end of 2006, compared with 2,046 million boe at the end of 2005. Reserve revisions of previous estimates added 45 million boe of proved reserves, while new reserves amounted to 34 million boe. Production amounted to 209 million boe in 2006. Our proved reserves in the GoM were reduced by approximately 7.6 million boe. Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately 9 years at the end of 2006, comprised of approximately 5 years for oil and approximately 17 years for gas. For further information relating to changes in proved reserves see table “Proved reserves of oil and gas” later in this report.
Adjusted EBITDA
Exploration and Production adjusted EBITDA in the fourth quarter of 2006 was NOK 12,950 million, a decrease of 5 percent compared with the same period last year. Exploration and Production adjusted EBITDA for 2006 as a whole was NOK 58,804 million, compared with NOK 50,601 million for 2005 as a whole.
Energy and Oil Marketing
Operating income
Energy and Oil Marketing operating income was NOK 590 million in the fourth quarter of 2006, a decrease of 58 percent, compared with the same period last year, and a decline of 31 percent compared with the third quarter of 2006. The decrease mainly resulted from the recognition of certain obligations related to power contracts in Norway and negative results relating to our oil marketing activities. Operating income for 2006 as a whole amounted to NOK 3,578 million, slightly above operating income in 2005.
Operating income from power activities amounted to NOK 137 million in the fourth quarter, a decline of 65 percent compared with the fourth quarter of 2005. Results for the quarter were impacted by unrealized losses resulting from market value adjustments on power contracts classified as derivatives8). Power production in the fourth quarter amounted to 1.8 TWh, 35 percent lower than the same period in 2005. The decrease in production was partly offset by high average spot prices in the quarter, 45 percent higher than the same quarter last year, as well as an unrealized gain on forward sales contracts. Power production in 2006 was 8.3 TWh, compared with 10.7 TWh in 2005. The reduction was mainly due to lower precipita-

5)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.
6)	See discussion included in note 2. “Business combinations, dispositions and demerger” included in Hydro’s Annual Report and Form 20-F 2005. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.
7)	Hydro has hedged the majority of the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (WTI) have been secured between US dollar 45 per boe and US dollar 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of US dollar 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.
8)	Norwegian law requires that we deliver a fixed amount of production from our power plants to local municipalities at a specified price (referred to as concession power). We have agreements with several municipalities to repurchase this concession power. As a result, such contracts are required to be marked-to-market value when a net cash settlement of the concession power obligation has been agreed by Hydro and the local municipality.

10 Preliminary results 2006
tion in the three first quarters in 2006 compared to 2005. Hydro’s reservoir levels at the end of 2006 were above normal level and slightly above the level at the end of 2005.
Operating income for gas transportation amounted to NOK 427 million for the fourth quarter of 2006, a decrease of 16 percent compared with the third quarter of 2006 and 21 percent compared with the fourth quarter of 2005. The decline reflected higher estimated future removal costs included in depreciation expense for the period.
In the fourth quarter of 2006, operating income for gas trading was NOK 339 million, compared with an operating income of NOK 48 million in the third quarter of 2006, and an operating income of NOK 549 million in the fourth quarter of 2005. The increase during the fourth quarter 2006 from the third quarter 2006 resulted from good positioning in a declining market. For 2006 as a whole, operating income for gas trading amounted to NOK 814 million, compared with NOK 392 million in 2005. Operating income for gas trading is impacted by marked-to-market valuations on certain gas contracts included in the total gas contracts portfolio9‘The fourth quarter of 2006 includes an unrealized loss on gas derivatives of approximately NOK 36 million, while 2006 as a whole included an unrealized gain of NOK 145 million. Gas contracts that are not marked-to-market increased in value both during the fourth quarter and during the whole of 2006.
Oil trading generated operating income of NOK 47 million in the fourth quarter of 2006, a decrease of 8 percent compared with the fourth quarter of 2005 and a decline of 21 percent compared to third quarter 2006. For 2006 as a whole, operating income from oil trading amounted to NOK 215 million, compared to NOK 299 million in 2005. The decline for the quarter and 2006 as a whole resulted mainly from negative currency effects included in operating margins10).
Oil marketing incurred an operating loss of NOK 224 million in the fourth quarter, compared with an operating loss of NOK 50 million in the fourth quarter of 2005, and an operating loss of NOK 55 million in third quarter 2006. Demanding competitive conditions heavily impacted results and falling oil prices resulted in inventory losses of NOK 102 million for the fourth quarter. An accrual for closure costs and impairment losses of NOK 45 million also negatively impacted results for the quarter, as well as unrealized losses on market value adjustments relating to electricity contracts.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the fourth quarter was NOK 1,040 million, a decrease of 37 percent compared with the same period last year. During 2006 we divested our gasoline retail business, Hydro Texaco (Hydro share 50 percent) located in Norway and Denmark. Results for the fourth quarter of 2006 included a gain of NOK 53 million related to this sale. Energy and Oil Marketing adjusted EBITDA for 2006 was NOK 4,827 million compared to NOK 4,456 million for 2005.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as normal purchase and sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a positive effect on the operating income for Eliminations Oil and Energy of NOK 540 million in the fourth quarter of 2006 due to decreasing gas prices compared to the third quarter of 2006.

9)	Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.
10)	Our external oil sales are denominated in US dollars while our internal purchases are based on Norwegian kroner. As a result, changes in the USD/NOK currency exchange rates impact the development in our margins.

Financial review     11
Aluminium activities
Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Aluminium Metal	849	12	6,362	2,694
Aluminium Products 1)	(499)	(1,124)	(83)	(370)
Eliminations	64	13	(98)	(8)

Total	413	(1,099)	6,181	2,316

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Aluminium Metal	1,352	396	9,134	4,821
Aluminium Products 1)	1	617	1,715	2,670
Eliminations	64	13	(98)	(8)

Total	1,417	1,027	10,751	7,483

1)	The specifications are based on continuing operations.

See discussion pertaining to Non-GAAP financial measures included later in this report.
In January 2006, Hydro divided its upstream and downstream aluminium operations into two separate business areas: Aluminium Metal and Aluminium Products11).
Operating income for Hydro’s total aluminium activities amounted to NOK 413 million for the fourth quarter of 2006, compared with a loss NOK 1,099 million in the fourth quarter of 2005 and income of NOK 1,647 million in the third quarter of 2006. Operating income for the fourth quarter of 2006 was heavily influenced by write-downs, costs and charges relating to the restructuring of our downstream aluminium operations. Operating income for 2006 as a whole amounted to NOK 6,181 million compared with NOK 2,316 million in 2005. Results for the year were heavily influenced by a substantial increase in aluminium prices.
Aluminium Metal
Results and key operational data

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Operating income (loss)	849	12	6,362	2,694
Adjusted EBITDA	1,352	396	9,134	4,821

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

LME futures contracts, realized (strategic hedges) 1)	(278)	(61)	(929)	(231)
US dollar forward contracts, realized (strategic hedges) 1)	45	41	430	485
LME future contracts, unrealized (operational hedges) 2)	(288)	(1,120)	597	(1,204)

1)	Strategic hedge programs (hedge accounting) will continue to impact reported results during 2007. The LME future contracts and US dollar forward contracts underlying the hedge in the Sunndal program were priced at approximately US dollar 1,500 and NOK/USD 9.4, respectively, for the remainder of the program. An additional hedge program was implemented during the first quarter of 2006, for the period 2006 — 2008. The program consists of LME contracts, sold at an average price of approximately US dollar 2,225 (power prices are fixed for corresponding production volumes by contracts evaluated at market value).

2)	Changes in the market value of open LME derivative contracts relate mainly to operational hedges. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

11)	Unrealized gains and losses previously included as part of Aluminium “other and eliminations” have been allocated between the two new business areas and are included in the operating income and adjusted EBITDA amounts above.

12	Preliminary results 2006
Operating statistics

	Fourth quarter		Year
	2006	2005	2006	2005

Primary aluminium production (kmt) *	450	464	1,799	1,826
Realized aluminium price LME (USD/mt)	2,430	1,851	2,352	1,812
Realized aluminium price LME (NOK/mt)	15,793	12,145	15,371	11,813

Realized NOK/USD exchange rate	6.50	6.56	6.54	6.52

* Inclusive Søral and HAW volumes (non-consolidated investees)
Market statistics

	Fourth quarter		Year
	2006	2005	2006	2005

LME three month average (USD/mt)	2,725	2,069	2,594	1,900
LME three month average (NOK/mt)	17,467	13,697	16,628	12,236
Global production of primary aluminium (kmt)	8,807	8,242	33,800	32,000
Global consumption of primary aluminium (kmt)	8,674	7,958	34,200	31,900

Reported primary aluminium inventories (kmt)	2,720	2,930	2,720	2,930

Market developments12)
During the fourth quarter of 2006 the LME price traded within a range of USD 2,450 to 2,875 per mt. Overall market fundamentals were favorable, led by consumption growth and low inventory levels. Financial investors maintained a high activity level on the LME, increasing their net aluminium positions and adding volatility to the market.
China continued to demonstrate strong growth in aluminium production and consumption, both increasing more than 20 percent in the quarter, compared with the corresponding quarter of 2005. Chinese net exports of primary metal during 2006 amounted to approximately 700,000 mt. Adjusted for net imports of scrap metal, and including net exports of rolled and extruded products, as well as other fabricated products, China was, for the first time, a net exporter of aluminium, estimated at about 500,000 mt for the year.
The market for casthouse products in Europe was strong during the fourth quarter, while in the US market demand declined somewhat.
Operating income
Operating income amounted to NOK 849 million in the fourth quarter of 2006, positively impacted by continued high aluminium prices. However, results for the quarter were negatively impacted by increased costs and charges described below. In addition, operating results for the quarter and the year as a whole, were heavily influenced by realized and unrealized gains and losses relating to strategic and operational hedge programs included in the table above. Operating income amounted to NOK 6,362 million for 2006 as a whole, heavily influenced by a substantial increase in aluminium prices, compared with 2005.
Realized aluminium prices measured in Norwegian kroner increased by 30 percent in the fourth quarter of 2006, contributing about NOK 1,600 million to operating income, compared with the fourth quarter of 2005. Realized prices remained substantially unchanged, compared with the third quarter of 2006. Realized prices measured in Norwegian kroner increased 30 percent for 2006 as a whole, compared with 2005, contributing about NOK 6,200 million to operating income for the year.
Higher raw material and energy costs impacted operating results for the fourth quarter of 2006 by approximately NOK 850 million, compared with the fourth quarter of 2005. Costs expensed in the quarter included NOK 30 million relating to the Qatalum project and NOK 36 million relating to closure of the Stade smelter in Germany. The fourth quarter 2006 result was also impacted by a provision of about NOK 80 million relating to employee costs; costs resulting from higher maintenance activity of about NOK 70 million; increased corporate costs of about NOK 80 million and increased depreciation charges of about NOK 50 relating to changes in the expected future lifetime of certain production assets. Unrealized losses on power contracts amounting to NOK 303 million also impacted the result for the quarter. For 2006 as a whole, raw material and energy costs increased by approximately NOK 3,100 million, compared with 2005. In addition, costs relating to the closures of the Stade metal plant in Germany and the Sø-derberg production lines in the Norwegian plants in Årdal and Høyanger amounted to NOK 560 million for 2006 as a whole, compared with NOK 200 million in 2005, which includes costs related to the closure of Stade.
Primary aluminium production, including production from partly owned companies, decreased slightly in the fourth quarter and 2006 as a whole, compared to the corresponding periods in 2005, due to closures of the Hamburger Aluminium Werk (HAW) smelter in Germany and the Søderberg production line at Høyanger in Norway. The reduced capacity was mostly offset by increased production from the expansion of the Alouette plant in Canada and record production levels for other plants in our smelter system. Primary aluminium production for the quarter was substantially unchanged, compared with the third quarter of 2006.
Both external sales and premiums on casthouse products increased in the fourth quarter, particularly in Europe, compared with the fourth quarter of 2005, making a positive contribution to margins in the fourth quarter of 2006 compared to the fourth quarter of 2005. In the US, reduced production had a negative impact on margins. Casthouse production was lower in the quarter, compared with the third quarter of 2006, due to seasonal effects. For 2006 as a whole, external sales of casthouse products increased roughly 4 percent compared with 2005 and represented about 50 percent of total metal sales for the year.

12)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

Financial review 13
Operating income for sourcing and trading operations amounted to NOK 194 million in the fourth quarter of 2006, compared with operating income of NOK 349 million in the fourth quarter of 2005, and an operating loss of NOK 91 million in the third quarter of 2006. Operating income for sourcing and trading amounted to NOK 157 million for 2006 as a whole. Unrealized effects on LME and currency contracts related to the sourcing and trading operations which are excluded from these amounts13), amounted to a net negative effect of about NOK 30 million in the fourth quarter of 2006, compared with a net negative effect of about NOK 395 million in the fourth quarter of 2005 and a net positive effect of about NOK 235 in the third quarter of 2006. Operating results relating to alumina sales increased in the fourth quarter of 2006, compared with fourth quarter of 2005, as well as the third quarter of 2006.
Adjusted EBITDA
Adjusted EBITDA amounted to NOK 1,352 million for the fourth quarter of 2006 and NOK 9,134 million for the year as a whole. Developments in adjusted EBITDA were influenced by the factors addressed for operating income above.
Earnings from non-consolidated investees amounted to a negative NOK 20 million in the fourth quarter of 2006, compared with a negative NOK 111 million in the fourth quarter of 2005. Earnings for Alunorte, the Brazilian alumina refinery, amounted to NOK 78 million for the quarter, compared with losses of NOK 128 million in the fourth quarter of 2005. The improvement was mainly due to increased production following the completion of the second major expansion of the plant in 2006. The fourth quarter result for Alunorte included an unrealized loss of NOK 137 million on LME contracts, compared with an unrealized loss of NOK 56 million in the fourth quarter of 2005. Earnings from the Søral metal plant decreased to a negative NOK 103 million in the fourth quarter of 2006 from a positive NOK 34 million in the fourth quarter of 2005, mainly due to unrealized losses on power contracts of NOK 155 million compared with unrealized gains of NOK 10 million in the fourth quarter of 2005.
Earnings from non-consolidated investees were positive for 2006 as a whole, amounting to NOK 837 million, compared with NOK 272 million for 2005, of which Alunorte contributed with NOK 624 million in 2006 and NOK 246 million in 2005.
Plant closures
Total costs related to the closure of the Norwegian Søderberg plants at Høyanger and Årdal and the German metal plants in Hamburg and Stade are expected to be somewhat lower than NOK 1 billion. Of the total estimated amount, NOK 760 million was expensed in 2005 and 2006. The remaining costs are expected to be incurred in 2007.
The production at the Stade smelter was fully shut down in December 2006. The Søderberg line in Høyanger was shut down in February 2006, and the Søderberg line in Årdal is expected to be closed by the summer of 2007. More stringent air emissions restrictions related to the Søderberg line at our Karmøy plant will become effective in November 2007. In February 2007, an application to continue production on the line until the end of 2009 was declined by the Norwegian Pollution Authority SFT. We have appealed this decision to the Norwegian Environmental Ministry.
Key developments activities
Following the signing of the joint venture agreement between Hydro and Qatar Petroleum in March 2006, the project is progressing according to schedule. A final decision by the partners to proceed with the project is expected to be made in 2007.
Factors affecting developments in the coming quarters
Key economic indicators signal a somewhat slower growth in 2007 in Europe and the US, as well as in Asia except for China. China’s strong economic growth is expected to continue.
Developments in China continue to be a main driver of industry fundamentals. A substantial increase in global alumina production capacity, particularly in China, has caused a significant decline in spot and short-term alumina prices. Together with high LME prices this is leading to increased smelter capacity utilization, especially in China and in the US. The expected production effect is estimated to be around one million mt of primary aluminium in China and around 400,000 mt in the rest of the world in 2007. China’s growth in both production and consumption of primary aluminium is expected to continue at a high level in 2007, close to 20 percent.
Production of primary aluminium in the western world is also expected to increase about 4 percent in 2007 and globally about 8.5 percent. Global primary aluminium consumption, however, is expected to grow by less — about 7 percent — in 2007. Consumption growth in Europe is expected to slow to about 2.5 percent in 2007, somewhat lower than the expected increase in industrial production. A minor decline of about 1 percent is expected for the US. A moderate surplus is expected in the global metal balance in 2007 as a result of a decline in the consumption growth rate and increasing production.
In addition, the behavior of financial investors continues to be an important factor affecting the development of primary aluminium prices on the LME.
By the end of the fourth quarter of 2006, Hydro had sold approximately 80 percent of our estimated primary aluminium production for the first quarter of 2007. The sold volume was priced at approximately USD 2,540 per mt, including the effect of strategic hedges entered into for the period.
The physical market for casthouse products in Europe is strong. High demand for extrusion ingot indicates a shortage of capacity, very low stock levels and the potential for increased premium levels.

13)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. When realized, gains and losses on LME contracts are included in the various units results. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

14 Preliminary results 2006
Aluminium Products
Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Rolled Products	36	35	782	754
Extrusion	71	35	231	275
Automotive	(661)	(1,311)	(1,006)	(1,579)
Other and eliminations	54	117	(90)	180

Total	(499)	(1,124)	(83)	(370)

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Rolled Products	178	363	1,354	1,565
Extrusion	211	208	887	867
Automotive	(442)	(66)	(436)	67
Other and eliminations	54	112	(90)	171

Total	1	617	1,715	2,670

During fourth quarter 2006 Hydro entered agreements to divest its castings business. As a result, the castings business was reclassified as an asset held for sale and reported as a discontinued operations and is excluded from the operating results of Aluminium Products for the current and all prior periods in this report.
Metal effects and unrealized gains (losses)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Metal effect 1)	(164)	90	264	138
Unrealized results operational LME hedges 2)	48	112	(101)	171

1)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.

2)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges, which are reported as part of eliminations for various units in Aluminium Products utilizing derivatives to mitigate their LME price exposure. Gains and losses on the LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.
Operating results for all periods presented have been heavily impacted by impairments and costs relating to divestments, closures and plant rationalizations. These charges amounted to about NOK 600 million for the quarter, including NOK 384 million related to the closure of our magnesium plant in Becancour, Canada, and other costs relating to the exit of our magnesium business. Costs relating to plant rationalization, closures and impairments amounted to about NOK 1,250 million in fourth quarter of 2005, including an impairment of NOK 1,084 million relating to our magnesium operations, and about NOK 90 million in third quarter 2006. Operating results were also influenced by metal effects and unrealized gains and losses included in the table above.
Market conditions for extrusion and rolled products improved during 2006 contributing to an improved underlying financial performance despite a weakening of the North American market and further increase in energy costs. However, the automotive business sector continued to suffer challenging market conditions and declining margins. Volumes developed positively for most business sectors during the fourth quarter and margins improved within our extrusion and our rolled products operations, compared to the same quarter in 2005, reflecting improved market conditions in Europe.
As part of our drive to increase the profitability of our downstream operations, we have decided to exit the automotive castings business. In November 2006, we announced the sale of our automotive castings business, which we expect will result in a gain of about NOK 900 million when the transaction is finalized in the first half of 2007. In December 2006, we announced the divestment of our 49 percent share in the magnesium automotive castings company, Meridian Technologies Inc. We do not expect any significant gain or loss on this sale when finalized in early 2007. During the third quarter of 2006, we wrote down the value of our investment in Merdian by NOK 239 million. We are currently evaluating alternative opportunities relating to the divestment of our automotive structures business.
Following the conclusion of the programs described above, our remaining automotive business will be comprised solely of our precision tubing operating sector. This business makes products used primarily within radiators, evaporators, fuel coolers and liquid lines. We believe that we have a significant market presence in Europe, North and South America as well as China and that we are the only player with operations in all major regions. We intend to continue significant rationalization and improvement efforts to improve our operational and financial performance of this business, in particular in connection with our North American operations.
During 2006, the global magnesium market continued to weaken from an already poor level in 2005. Competition from Chinese magnesium producers resulted in an oversupply of magnesium on the world market driving down prices. We see limited potential for improvement in this market. In October 2006, we decided to exit this business following the closure of our magnesium plant in Porsgrunn, Norway in 2002 and termination of remelting operations in Porsgrunn in 2006. Our plant in Becancour, Can-

Financial review 15
ada is expected to be closed by the end of first quarter 2007 and work is ongoing towards divesting our remaining remelting operations in Germany and China.
Market developments14)
Following strong economic developments in Europe, the market for standard rolled products improved during the fourth quarter with good order activity, although with a decline in demand for certain special products. Estimates indicate an increase of about 5 percent for 2006 as a whole, compared with 2005, contributing to improve a challenging margin situation.
Consumption of rolled products in the US for the full year was flat compared with 2005, while consumption grew 2.5 percent in the fourth quarter 2006 compared with the corresponding quarter of 2005.
During the fourth quarter of 2006, European consumption of extruded aluminium products continued to be influenced by strong underlying demand, although developments remained flat compared with the fourth quarter 2005 which was also a strong quarter. Orders within the northern European market remained at a high level, influenced by the German building and construction market, while orders in southern Europe appeared to soften slightly.
In the US, orders for extruded aluminium products declined substantially in recent months. Negative developments within the residential construction market continue to impact consumption, and orders in the truck and trailer market have softened significantly. However, developments within the commercial and institutional construction market are more positive. Estimates indicate a decline in shipments of about 12 percent in the fourth quarter of 2006 compared with the fourth quarter of 2005, while the shipments for 2006 as a whole showed a moderate growth compared with 2005.
Estimated global automotive sales increased by 3.4 percent for 2006 as a whole compared with 2005, driven by growth in emerging markets. North American sales were down 2.5 percent and the big three US producers were down significantly more, losing market share to Asian and European car manufacturers. Sales in Western Europe were slightly up by 0.8 percent in 2006 compared with 2005.
Factors affecting development in the coming quarters
While the European economic outlook continues to be positive, a slowdown in growth is expected in 2007. Industrial production in Western Europe is estimated to grow moderately at about one percent for 2007. The European rolled products and extrusion markets normally have an underlying growth in line with industrial production. Markets are expected to remain steady during the first two quarters of 2007. Margins are expected to remain stable for extruded products, and to improve somewhat for standard rolled products, although from a low level. Shipment growth in 2007 is expected to be lower than in 2006.
The US economy shows signs of weakening, although recent reports are more favorable than what was anticipated some months ago. Industrial production is expected to show lower growth rates in 2007 than in 2006, with possibly a flat or negative development. Demand within the extrusion and rolled products sectors is expected to follow the development of industrial production.
The global light vehicle market is expected to continue growing in 2007, driven by demand from emerging markets. The European market is expected to be up by about 2.5 percent, while the US market is expected to continue the negative development seen in 2006. Margins are expected to remain under pressure. Development within Hydro’s automotive business portfolio will be influenced by the factors discussed in the sections above in addition to general market developments.
Results for our aluminium products operations in the first quarter 2007 are expected to be influenced by continued progress on plant rationalization and divestment programs.
Rolled Products
Operating income
Operating income for our rolled products business amounted to NOK 36 million in the fourth quarter of 2006, relatively unchanged, compared with the fourth quarter of 2005 but declining from NOK 60 million in the third quarter of 2006. Operating income for 2006 as a whole increased about 4 percent compared with 2005. Operating income for the periods presented was influenced by the metal effects included in the table above. Both shipments and margins improved in the fourth quarter and 2006 as a whole, offsetting higher power and other production costs. The fourth quarter of 2005 included an expense of NOK 154 million relating to the impairment of our Inasa rolled products plant in Spain.
Our total rolled products shipments increased by 9 percent in the fourth quarter of 2006, compared with the same quarter in 2005. Volumes shipped into the European market increased by 17 percent, compared with the fourth quarter of 2005, while total overseas sales declined by 16 percent.
For 2006 as a whole, our total rolled products shipments increased by 5 percent, compared with 2005, reaching a record level of more than one million tons. Volumes shipped into the European market increased by 10 percent for 2006, compared with 2005, while total overseas sales declined by 9 percent. Sales outside Europe represented approximately 20 percent of total sales volume for the quarter.
Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of 2006 amounted to NOK 178 million, compared with NOK 363 million in the same quarter of 2005 and NOK 212 million in the third quarter of 2006.
Adjusted EBITDA amounted to NOK 1,354 million in 2006 as a whole, compared with NOK 1,565 million in 2005.
Extrusion
Operating income
Operating income for our extrusion operations was NOK 71 million in the fourth quarter 2006, compared with NOK 35 million in the same quarter in 2005 and NOK 169 million in the third quarter of 2006. Rationalization costs and impairments totaling NOK 81 million related to closure of some extrusion capacity in the UK and the ongoing rationalization program in our extrusion operations in the US, were included in the fourth quarter results for 2006. Operating income declined to NOK 231 million for 2006 as a whole, down from NOK 275 million in 2005. Results for 2006 as a whole included special costs amounting to about NOK 585 million, mainly comprised of an impairment of our extrusion operations in Ellenville, US, rationalization of our extrusion operations in the UK and costs related to pension plan contributions in the UK, which were partly offset by improved volumes and margins.
Our European extrusion and building systems shipments improved during the fourth quarter, compared with the same quarter of 2005, while our

14)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

16     Preliminary results 2006
shipments in North America declined. Improved volumes contributed NOK 86 million to operating income for the fourth quarter of 2006, compared with the fourth quarter of 2005 and were at the same level as the third quarter of 2006. Margins for general extrusions and building systems improved in the fourth quarter of 2006, compared both with the same quarter in 2005 and third quarter 2006, while capacity related costs increased due to higher volumes.
Adjusted EBITDA
Adjusted EBITDA amounted to NOK 211 million in the fourth quarter of 2006 and NOK 887 million for 2006 as a whole, both periods relatively unchanged compared with the corresponding periods in 2005.
Automotive
Operating income
Our automotive operations incurred an operating loss of NOK 661 million in the fourth quarter 2006, compared with an operating loss of NOK 1,311 million in the same quarter in 2005. Operating results for the fourth quarter of 2006 included costs relating to plant closures, rationalization and fixed asset impairments amounting to about NOK 500 million, including NOK 366 million related to the closure of our magnesium plant in Becancour, Canada. Operating results for the fourth quarter of 2005 included NOK 1,084 million relating to an impairment of our Becancour plant. Operating losses for 2006 as a whole amounted to NOK 1,006 million, including costs relating to plant closures, rationalization and fixed asset impairments amounting to about NOK 640 million. In 2005, operating losses amounted to NOK 1,579 million, including the impairment of our Becancour and Porsgrunn plants.
Overall volumes and costs improved somewhat during the quarter compared with fourth quarter of 2005, while margins declined resulting in a net negative impact of about NOK 25 million. Costs improved mainly due to the closure of the magnesium remelt operation in Porsgrunn in 2005 and manning reductions within our automotive structures business. Results for the quarter were impacted by lower depreciation expense of NOK 58 million, primarily as a result of the impairment in 2005 described above.
Results for 2006 as a whole were impacted by declining margins partly offset by improved volumes and fixed cost reductions, with a net negative impact of NOK 200 million compared to 2005. Results 2006 as a whole were positively impacted by NOK 160 million lower depreciation expense.
Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of 2006 amounted to a loss of NOK 442 million and a loss of NOK 436 million for 2006 as a whole. Adjusted EBITDA for both the periods presented was influenced by the operating factors discussed above.
Other activities
Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Polymers	560	(110)	1,029	69
Other	147	11	248	(71)

Total	707	(98)	1,277	(2)

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Polymers	748	1	1,542	564
Other	251	785	551	1,316

Total	999	786	2,094	1,880

Other activities consists of Polymers, the casualty insurance company Industriforsikring, Hydro’s internal services and BioMar Holding A/S (sold in December 2005).
Polymers
Operating income for Hydro Polymers amounted to NOK 560 million in the fourth quarter of 2006, compared to an operating loss of NOK 110 million for the same period in 2005. Results for the quarter included NOK 380 million relating to unrealized gains on internal power derivative contracts. Effects relating to such contracts were included in Corporate activities and elimination in earlier quarters. For 2006, operating income amounted to NOK 1,029 million, compared to NOK 69 million for 2005.
High operational stability and successful strategic investments have enabled us to benefit from our backward integration into ethylene production and to capitalize on the favorable market conditions throughout 2006. Operating income for the year was at a record level. Stable operations have provided record production levels at all sites and good market conditions contributed to higher prices and volumes, offsetting increased raw materials costs driven mainly by high energy prices.
Adjusted EBITDA was NOK 748 million in the fourth quarter and NOK 1,542 for 2006. Results from non-consolidated investees amounted to NOK 6 million for the quarter and NOK 53 million for 2006 as a whole, down by NOK 8 million compared with the fourth quarter of 2005 and NOK 84 million compared with 2005 as a whole. The decrease was mainly due to weaker results in Qatar Vinyl Company and to a write-down of the value of our 26.2 percent interest in CIRES, a PVC resin and compound manufacturer in Portugal, by NOK 43 million in the fourth quarter of 2006.
In 2006, we completed the conversion of the diaphragm chlorine plant located in Rafnes, Norway, to new membrane technology. The project was completed on time and below budget and, together with the new chlorine plant at Rafnes completed in 2005, contributed an increase in total production of caustic soda by 100,000 mt in 2006, compared with 2005.
In December 2006, Hydro announced that a divestment or possible public listing of Hydro Polymers was under consideration. We believe it is an appropriate time to create new opportunities for Polymers by re-exploring options for new ownership.
Corporate activities and eliminations
Corporate activities and eliminations incurred an operating loss of NOK 2,130 million for the fourth quarter of 2006, compared with an operating income of NOK 34 million in fourth quarter of 2005. The result for the quarter included a negative effect amounting to NOK 1,944 million relating to the elimination

Financial review      17
of unrealized losses on power and NGL contracts, compared with a corresponding positive effect of NOK 318 million in the fourth quarter of 2005. For the year of 2006, Corporate activities and eliminations incurred an operating loss amounting to NOK 1,584 million, compared with operating income of NOK 464 million in 2005. The result for the year included a negative effect of NOK 686 million relating to the elimination of unrealized losses on power and NGL contracts, compared to a corresponding positive effect of NOK 1,391 million in 2005.
Hydro’s Energy and Oil Marketing unit is responsible for supplying electricity for Hydro’s own consumption, and has entered into long-term purchase contracts with external power suppliers. The power is then sold on long-term sales contracts to other units in Hydro. Energy and Oil Marketing recognizes the majority of the external purchase contracts and the internal sales contracts at market value, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net pension and social security costs amounted to NOK 196 million for the fourth quarter of 2006, compared with NOK 150 million in the fourth quarter of 2005. Net pension and social security costs for 2006 amounted to NOK 527 million, compared to NOK 495 million in 2005. The amount for 2006 included the reversal of costs relating to funding a deficit in a UK defined benefit pension plan of approximately NOK 380 million. The amount for 2005 included the reversal of a settlement loss charged to Automotive related to the plant closure in Leeds amounting to NOK 154 million. As of 31 December 2006 with the adoption of a new accounting standard, the funded status of our pension plans is recognized in the balance sheet. The ending balance of Shareholder’s equity reflects a related downward adjustment of NOK 6,270 million.
Finance
Financial income (expense)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Interest income	286	265	1,076	895
Dividends received / net gain (loss) on securities	69	74	347	338

Interest income and other financial income	355	340	1,424	1,233

Interest expense	(508)	(555)	(1,870)	(1,743)
Capitalized interest	300	252	1,231	867
Net foreign exchange gain (loss)	714	(600)	1,058	(2,157)
Other	(15)	(16)	(58)	(89

Interest expense and foreign exchange gain/(loss)	492	(918)	361	(3,122)

Net financial income (expense)	847	(579)	1,785	(1,889)

Exchange rates

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

NOK/USD Average exchange rate	6.41	6.63	6.41	6.44
NOK/USD Balance sheet date exchange rate	6.26	6.77	6.26	6.77
NOK/EUR Average exchange rate	8.27	7.88	8.05	8.01
NOK/EUR Balance sheet date exchange rate	8.24	7.99	8.24	7.99

Source: Norges Bank
Net financial income for the fourth quarter amounted to NOK 847 million, including a net foreign currency gain of NOK 714 million. The currency gain was mainly due to the 3.6 percent weakening of US dollar against NOK over the quarter resulting in gain on Hydro’s US dollar denominated debt and currency contracts. The fourth quarter of 2005 included a net currency loss amounting to NOK 600 million.
Net financial income for the year 2006 amounted to NOK 1,785 million, including a net foreign currency gain of NOK 1,058 million. The currency gain resulted from a 7.3 percent weakening of the US dollar against NOK during the year, partly offset by currency losses resulting from a smaller weakening of NOK against other currencies. Higher capitalized interest contributed to the lower net interest expense for all quarters in 2006, compared with 2005.
Net interest-bearing debt increased by about NOK 7 billion during the quarter to NOK 1.5 billion. Taxes of NOK 22 billion were paid on 1 October, while we received around NOK 1 billion in proceeds from sales of Hydro Texaco.
Hydro’s adjusted debt/equity ratio15) was 0.22 at the end of the quarter, compared to 0.11 at the end of the third quarter 2006.
Tax
The provision for current and deferred taxes amounted to NOK 37,598 million for 2006 approximately 68 percent of income before tax and minority interest. Most of the amount consists of current taxes. The equivalent amount for 2005 was NOK 30,271 million, approximately 66 percent of income from continuing operations before tax and minority interest. The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Oslo, 19 February 2007
Board of Directors

15)	Hydro’s adjusted debt/equity ratio is defined as adjusted net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest.

18     Preliminary results 2006
Condensed consolidated statements of income
(unaudited)

	Fourth quarter		Year
NOK million, except per share data	2006	2005	2006	2005

Operating revenues	45,715	44,509	200,719	171,231
Depreciation, depletion and amortization	9,898	5,401	22,164	15,752
Other operating costs	31,244	28,748	126,330	109,242

Operating income	4,573	10,360	52,224	46,237

Equity in net income of non-consolidated investees	54	(79)	962	593
Financial income (expense), net	847	(579)	1,785	(1,889)
Other income (loss), net	53	758	53	990

Income from continuing operations before tax and minority interest	5,527	10,460	55,024	45,932

Income tax expense	(4,287)	(6,411)	(37,598)	(30,271)
Minority interest	22	133	(202)	(118)

Income from continuing operations	1,261	4,183	17,224	15,542
Income from discontinued operations	62	81	167	174

Income before cumulative effect of change in accounting principles	1,323	4,264	17,391	15,716
Cumulative effect of change in accounting principles	—	(78)	—	(78)

Net income	1,323	4,186	17,391	15,638

Basic and diluted earnings per share from continuing operations (in NOK) 1) 2)	1.00	3.30	13.90	12.40
Basic and diluted earnings per share from discontinued operations (in NOK)	0.10	0.10	0.10	0.10
Basic and diluted earnings per share before change in accounting principles (in NOK) 1)2)	1.10	3.40	14.00	12.50
Basic and diluted earnings per share (in NOK)	1.10	3.30	14.00	12.50

Weighted average number of outstanding shares (million)	1,229	1,252	1,241	1,254

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Financial statements 19
Condensed consolidated balance sheets
(unaudited)

	31 December
NOK million	2006	2005

Assets

Cash and cash equivalents	6,760	10,463
Short-term investments	15,020	3,865
Receivables and other current assets	42,731	41,411
Inventories	16,497	14,553
Current assets held for sale	1,122	—

Total current assets	82,131	70,293

Property, plant and equipment, less accumulated depreciation, depletion and amortization	124,976	128,191
Other assets	24,317	28,711
Non-current assets held for sale	2,569	—

Total non-current assets	151,862	156,902

Total assets	233,993	227,195

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	3,213	4,658
Current portion of long-term debt	441	379
Other current liabilities	56,684	48,219
Current liabilities in disposal group	738	—

Total current liabilities	61,076	53,256

Long-term debt	19,619	21,387
Other long-term liabilities	28,517	22,363
Deferred tax liabilities	27,307	33,713
Long-term liabilities in disposal group	273	—

Total long-term liabilities	75,715	77,462

Minority shareholders’ interest in consolidated subsidiaries	707	981

Share capital	4,708	4,739
Other shareholders’ equity	91,787	90,756

Shareholders’ equity	96,496	95,495

Total liabilities and shareholders’ equity	233,993	227,195

Total number of outstanding shares(million)1)	1,226	1,251

1)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these condensed consolidated financial statements.

20Preliminary results 2006
Condensed consolidated statements of cash flows
(unaudited)

	Year
NOK million	2006	2005

Operating activities:

Net income	17,391	15,638

Adjustments:

Depreciation, depletion and amortization	22,164	15,752
Other adjustments	(828)	(4,382)

Net cash provided by operating activities	38,727	27,008

Investing activities:

Purchases of property, plant and equipment	(18,580)	(17,270)
Purchases of other long-term investments	(4,060)	(17,259)
Purchases of short-term investments	(22,650)	(15,162)
Proceeds from sales of property, plant and equipment	481	1,322
Proceeds from sales of other long-term investments	1,532	1,862
Proceeds from sales of short-term investments	11,550	22,445

Net cash used in investing activities	(31,727)	(24,062)

Financing activities:

Loan proceeds	85	1,844
Principal repayments	(1,841)	(2,102)
Ordinary shares purchased	(3,949)	(1,589)
Ordinary shares issued	59	71
Dividends paid	(5,506)	(5,021)

Net cash used in financing activities	(11,152)	(6,797)

Foreign currency effects on cash	315	(172)

Net cash provided by discontinued operations	181	120

Net decrease in cash and cash equivalents	(3,656)	(3,903)

Cash and cash equivalents reclassified to assets held for sale	(47)	—
Cash and cash equivalents at beginning of period	10,463	14,366

Cash and cash equivalents at end of period	6,760	10,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

Financial statements 21
Notes to the condensed consolidated financial statements
Note 1: Accounting policies
All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are presented in note 1 to the financial statements that are part of the 2005 Norsk Hydro Annual Report and Form 20-F.
The accounting principles are the same for the interim accounts, with the exception of new accounting standards implemented to date during 2006, in accordance with the description in the 2005 Annual Report and Form 20-F and this Report.
In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Hydro is initially applying the requirement to recognize the funded status of a benefit plan as of 31 December 2006. The impact of this requirement on shareholders’ equity is material, see note 2.
Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns included in the financial statements may not add up to the total of that column.
Note 2: Changes in shareholders’ equity

	Year
NOK million	2006		2005

Shareholders’ equity at beginning of period	95,495		85,890
Net income	17,391		15,638
Dividends declared and paid 1)	(5,506)		(5,021)
Foreign currency translation, net	(1,335)		711
Hedge of net investment and cash flow hedge 2)	(772)		(718)
Changes in funded status of postretirement benefit plans	(6,270)		—
Other items recorded directly to shareholders’ equity	1,324		(519)
Net purchase of treasury stock	(3,831	)3)	(487)

Shareholders’ equity at end of period	96,496		95,495

1)	Dividends are declared and paid once each year. Dividends declared and paid constitute NOK 4.40 per share in 2006 and NOK 4.00 per share in 2005. Previously reported dividends per share have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
2)	As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
3)	Includes redemption of shares approved in the General meeting 9 May 2006 with NOK 471 million, completed on 14 July 2006.
Note 3: Operating segment information
Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs.” Adjusted EBITDA is a measure that includes in addition to “Operating income,” “Interest income and other financial income,” results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations.” These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meet the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capi-

22 Preliminary results 2006
tal lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either the premium charged by the scheme (UK) or charged based on service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations.
Effective 1 February 2006 Hydro decided to split the Aluminium segment into two new segments, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Eliminations and other, including unrealized gains and losses on LME contracts, have been split between the two segments. Accordingly, the segment results for the 2005 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.
Subsequent to the issuance of Hydro’s annual consolidated financial statements for 2005, management determined that certain intersegment revenues and expenses for the years 2005, 2004 and 2003 were incorrectly disclosed. As a result, such amounts have been restated from the amounts previously reported. These disclosures had no impact on the consolidated financial position, revenues or results of operations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments.
Operating revenues

	Fourth quarter		Year
	2006	2005	2006		2005
NOK million		Restated 2)			Restated2)

Exploration and Production	18,577	18,259	76,948	3)	64,201
Energy and Oil Marketing	19,060	20,030	85,558	3)	72,440
Eliminations	(13,909)	(14,862)	(57,278	)3)	(50,166)

Oil & Energy	23,727	23,427	105,228		86,475

Aluminium Metal 1)	16,289	14,030	68,405		54,579
Aluminium Products 1)	12,781	10,317	49,844		42,477
Other activities	2,863	2,956	11,214		12,297
Corporate and eliminations	(9,945)	(6,220)	(33,972)		(24,597)

Total	45,715	44,509	200,719		171,231

External revenues

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	4,999	5,465	21,006	18,362
Energy and Oil Marketing	15,647	17,264	78,229	65,742
Eliminations	68	—	72	—

Oil & Energy	20,715	22,729	99,306	84,104

Aluminium Metal 1)	10,532	9,403	43,748	35,642
Aluminium Products 1)	12,702	10,188	49,587	41,963
Other activities	1,763	2,179	8,077	9,510
Corporate and eliminations	4	10	—	11

Total	44,715	44,509	200,719	171,231

Internal revenues

	Fourth quarter		Year
	2006	2005	2006		2005
NOK million		Restated 2)			Restated2)

Exploration and Production	13,577	12,793	55,942	3)	45,838
Energy and Oil Marketing	3,413	2,766	7,329	3)	6,698
Eliminations	(13,977)	(14,862)	(57,350	)3)	(50,166)

Oil & Energy	3,013	698	5,922		2,371

Aluminium Metal 1)	5,757	4,626	24,657		18,937
Aluminium Products 1)	80	129	257		513
Other activities	1,099	777	3,137		2,787
Corporate and eliminations	(9,948)	(6,230)	(33,972)		(24,608)

Total	—	—	—		—

1)	Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Certain internal revenues within the Oil & Energy business area were inadvertently reported as intersegment revenues in prior periods. Prior periods have been amended to correct the error.
3)	As of 1 April 2006 the presentation of certain internal buy/sell arrangements is presented on a net basis to better represent revenue on transactions within the sub-segments in Oil & Energy. Previously released first quarter 2006 figures (included in the year-to-date 2006 figures) are reclassified on a net basis. Total revenue for first quarter 2006 was reduced by NOK 865 million. 2005 figures have not been netted.

Financial statements 23
Depreciation, depletion and amortization

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	8,436	2,955	17,417	9,961
Energy and Oil Marketing	323	166	853	651

Oil & Energy	8,758	3,121	18,270	10,612

Aluminium Metal 1)	507	448	1,728	1,687
Aluminium Products 1)	470	1,695	1,666	2,913
Other activities	162	133	493	517
Corporate and eliminations	1	4	7	22

Total	9,898	5,401	22,164	15,752

Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	4,517	10,690	41,352	40,594
Energy and Oil Marketing	590	1,403	3,578	3,575
Eliminations	540	(556)	1,323	(719)

Oil & Energy	5,647	11,537	46,253	43,451

Aluminium Metal 1)	849	12	6,362	2,694
Aluminium Products 1)	(499)	(1,124)	(83)	(370)
Other activities	707	(98)	1,277	(2)
Corporate and eliminations	(2,130)	34	(1,584)	464

Total	4,573	10,360	52,224	46,237

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	12,950	13,677	58,804	50,601
Energy and Oil Marketing	1,040	1,645	4,827	4,456
Eliminations	540	(556)	1,323	(719)

Oil & Energy	14,530	14,766	64,954	54,339

Aluminium Metal 1)	1,352	396	9,134	4,821
Aluminium Products 1)	1	617	1,715	2,670
Other activities	999	786	2,094	1,880
Corporate and eliminations	(1,885)	255	(678)	1,223

Total	14,997	16,820	77,219	64,933

1)	Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.

24 Preliminary results 2006
Operating income — adjusted EBIT — adjusted EBITDA Fourth quarter 2006

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	4, 517	1	2	(6)	—	4,514	8,436	12,950
Energy and Oil Marketing	590	42	15	12	53	712	328	1,040
Eliminations	540	—	—	—	—	539	—	540

Oil & Energy	5, 647	42	18	6	53	5,766	8,764	14,530

Aluminium Metal 1)	849	(20)	1	5	—	835	517	1,352
Aluminium Products 1)	(499)	12	6	—	—	(482)	483	1
Other activities	707	20	27	48	—	802	197	999
Corporate and eliminations	(2,130)	—	234	9	—	(1,887)	1	(1,885)

Total	4, 573	54	286	69	53	5,034	9,962	14,997

Operating income — adjusted EBIT — adjusted EBITDA Year 2006

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	41,352	7	24	5	—	41,387	17,417	58,804
Energy and Oil Marketing	3,578	218	63	35	53	3,947	880	4,827
Eliminations	1,323	(2)	—	—	—	1,321	2	1,323

Oil & Energy	46,253	223	87	40	53	46,655	18,299	64,954

Aluminium Metal 1)	6,362	837	6	159	—	7,364	1,770	9,134
Aluminium Products 1)	(83)	(179)	17	—	—	(245)	1,960	1,715
Other activities	1,277	72	86	130	—	1,566	528	2,094
Corporate and eliminations	(1,584)	8	880	19	—	(677)	(1)	(678)

Total	52,224	962	1,076	347	53	54,663	22,556	77,219

Investments 2)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Exploration and Production	7,144	25,979	20,742	33,846
Energy and Oil Marketing	787	677	2,062	2,333

Oil & Energy	7,931	26,656	22,804	36,179

Aluminium Metal 1)	822	804	1,979	1,792	3)
Aluminium Products 1)	549	1,028	1,250	1,970	3)
Other activities	206	400	647	1,097
Corporate and eliminations	5	14	35	72

Total	9,513	28,902	26,713	41,110

1)	Effective 1 February 2006, Hydro decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.
3)	Includes effect of change in accounting principles (FIN 47). Non-cash increase in investment of NOK 186 million for Aluminium Metal and NOK 9 million for Aluminium Products.

Financial statements 25
Note 4: Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	280	208	1,118	830
Interest cost on prior period benefit obligation	324	326	1,289	1,292
Expected return on plan assets	(272)	(251)	(1,080)	(1,003)
Recognized net loss	110	72	439	283
Amortization of prior service cost	29	28	112	107
Curtailment loss	—	—	—	1

Net periodic pension cost	471	383	1,877	1,510
Defined contribution plans	10	13	23	45
Multiemployer plans	6	—	19	26
Termination benefits and other	106	99	318	604

Total net periodic pension cost	593	495	2,237	2,185

Note 5: Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

26 Preliminary results 2006
Note 6: Discontinued operations
Assets held for sale and Discontinued operations
In November 2006, Hydro’s Board of Directors decided to sell the Company’s Automotive Castings activities. Contracts to sell the 100 percent owned operations in Europe and Hydro’s 50 percent interest in a joint venture company in Mexico for a total consideration of NOK 3,700 million was entered into late November. The transaction will be completed when clearance from competition authorities have been received.
Income from discontinued operations
The Automotive Castings business was reported as assets held for sale and discontinued operations as of the end of November 2006. This involves separate reporting of results of operations in the businesses to be disposed of under the caption Discontinued operations for the current and all prior periods. No financial expenses related to loans are allocated to discontinued operations. Hydro’s gain on the sales, after direct sales expenses and tax, will be reported as part of Discontinued operations when the transactions are completed, expected in the first quarter of 2007. Cash flows from discontinued operations are separately presented, and include cash flows from activities in the units to be disposed of. In the balance sheet, assets in the businesses to be disposed of and related liabilities are reported as asset groups held for sale and liabilities in disposal group as of 31 December 2006. Prior periods are not represented.
The discontinued activities were part of the Automotive sector in the Aluminium Products segment. The following table summarize financial information for the discontinued operations related to the Automotive castings business for the periods 2004 to 2006, and the balance sheet as of 31 December 2006.
Summary of financial data for discontinued operations

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Operating revenues	1,080	809	3,889	2,970
Operating income	80	90	224	195
Non-consolidated investees	1	3	9	26
Financial income (expense), net	—	—	—	(1)

Income before taxes and minority interest	81	92	233	220

Income tax expense	(19)	(11)	(66)	(46)

Net income from discontinued operations	62	81	167	174

	31 December
NOK million	2006	2005

Current assets	1,122	—
Non-current assets	2,569	—

Total assets	3,691	—

Current liabilities	738	—
Long-term liabilities	273	—
Minority interest	—	—

Discontinued operations, net	2,681	—

	31 December
NOK million	2006	2005

Net cash provided by operating activities	349	377
Net cash used in in vesting activities	(173)	(256)
Net cash provided by financing activities	4	—
Foreign currency effects on cash flows	1	(1)

Net cash provided by discontinued operations	181	120

Other information 27
Additional information Aluminium Products 1)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Operating revenues

Rolled Products	6,086	4,642	23,227	19,490
Extrusion	5,137	4,151	20,418	16,826
Automotive	1,612	1,567	6,463	6,423
Other and eliminations	(54)	(43)	(263)	(262)

Total	12,781	10,317	49,844	42,477

External revenues

Rolled Products	6,027	4,575	23,046	18,949
Extrusion	5,085	4,102	20,216	16,622
Automotive	1,590	1,559	6,274	6,397
Other and eliminations	—	(48)	51	(4)

Total	12,702	10,188	49,587	41,963

Depreciation, depletion and amortization

Rolled Products	128	323	515	773
Extrusion	131	156	628	562
Automotive	211	1,221	523	1,586
Other and eliminations	—	(5)	—	(8)

Total	470	1,695	1,666	2,913

Operating income (loss)

Rolled Products	36	35	782	754
Extrusion	71	35	231	275
Automotive	(661)	(1,311)	(1,006)	(1,579)
Other and eliminations	54	117	(90)	180

Total	(499)	(1,124)	(83)	(370)

Adjusted EBITDA

Rolled Products	178	363	1,354	1,565
Extrusion	211	208	887	867
Automotive	(442)	(66)	(436)	67
Other and eliminations	54	112	(90)	171

Total	1	617	1,715	2,670

1)	The specifications are based on continuing operations.

28 Preliminary results 2006
Proved reserves of oil and gas
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties and Government’s share of Profit Oil, based on prices at the balance sheet date.
Adjustment of quantities under PSA contracts in 2006 was an increase of approximately 6 million barrels of oil equivalents (mmboe).
Proved developed and undeveloped reserves of oil and gas

			Total
	Oil	Natural Gas	Oil & Gas
	mmboe	billion Sm3	mmboe

As of 31 December 2002	1,055	187.4	2,225

Revisions of previous estimates	45	(8.9)	(6)
Purchase (sale)/exchange of reserves in place	(2)	—	(2)
Extensions and new discoveries	39	36.1	265
Production for the year	(144)	(7.8)	(194)

As of 31 December 2003	993	206.8	2,288

Revisions of previous estimates	57	(3.0)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(65)
Extensions and new discoveries	14	1.4	23
Production for the year	(153)	(8.8)	(209)

As of 31 December 2004	905	187.3	2,076

Revisions of previous estimates	34	4.8	64
Purchase (sale)/exchange of reserves in place	21	5.3	52
Extensions and new discoveries	39	3.2	59
Production for the year	(146)	(9.4)	(206)

As of 31 December 2005	853	191.1	2,046

Revisions of previous estimates	18	4.0	45
Purchase (sale)/exchange of reserves in place	—	—	—
Extensions and new discoveries	18	2.4	34
Production for the year	(141)	(10.7)	(209)

As of 31 December 2006	748	186.8	1,916

Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes in the fair value of net pension liabilities. Prior to the adoption of SFAS 158 as of 31 December 2006, this liability was partially recognized in the balance sheet. However, effective with the implementation of SFAS 158, the entire estimated liability is recognized, with changes in the liability that are not recognized in earnings being recognized in Other Comprehensive Income and therefore as part of shareholders’ equity. Prior periods are not restated; the liability is not recognized in any balance sheet prior to 31 December 2006. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the obligations described above are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” reported for 2005 consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under US GAAP. The adjust-

Other information 29
ment is net of the expected income tax benefit. “Adjusted equity” reported for 2005 consists of equity plus minority interests, as the pension liability is now recognized in the 31 December 2006 equity. No adjustment to “Equity” is made for operating lease agreements in either the 2005 or 2006 figures because the value of the right to use leased assets is considered to be similar to the payment obligation. To summarize, no adjustment is made to equity as of 31 December 2006, while equity in prior periods is adjusted for unrecognized pension liabilities net of the related tax benefit.
The measurement of the adjusted net debt/equity ratio as described above is considered important to measure Hydro’s financial position. Since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles in prior periods and the fair value of these liabilities, and because leases represent commitments affecting Hydro’s financial capacity going forward, these adjustments add information value when measuring Hydro’s financial position. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and we believe it helps management and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with US GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable US GAAP ratio is the “Debt/equity ratio.” However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio.”
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio,” gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the US GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.
Adjusted net interest-bearing debt to equity

	31 December	31 December
NOK million	2006	2005

Cash and cash equivalents	6,760	10,463
Short-term investments	15,020	3,865
Bank loans and other interest-bearing short-term debt	(3,213)	(4,658)
Current portion of long-term debt	(441)	(379)
Long-term debt	(19,619)	(21,387)

Net interest-bearing debt	(1,493)	(12,095)

Net pension liabilities at fair value	(11,750)	(13,529)
Expected income tax benefit on pension liability (30%)	3,525	4,059
Operating leases commitments discounted at 6.9% 1)	(12,068)	(6,287)

Adjusted net interest-bearing debt	(21,786)	(27,852)

Shareholders’ equity	(96,496)	(95,495)
Minority interest	(707)	(981)

Shareholders’ equity and minority interests	(97,202)	(96,476)

Net pension liabilities not recognized without equity effect	—	8,474
Expected income tax benefit (30%)	—	(2,542)

Equity adjustment off-balance sheet pension liabilities	—	5,932

Adjusted shareholders’ equity and minority	(97,202)	(90,544)

Adjusted net debt/equity ratio	0.22	0.31

1)	The discount rate for the operating lease commitments is 6.9%, reflecting Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.24	0.28

30 Preliminary results 2006
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)

•	Earnings after tax

•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors -, of:
•	The rate of return on investments over time, in each of its capital intensive businesses

•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense.” Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents,” “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets.” The two different approaches yield the same value.
In order to calculate “Earnings after tax” for the Company’s operating segments, an imputed tax is calculated for each segment. An adjusted income tax expense is calculated as “Operating income” and “Other income, net” multiplied by an applicable tax rate. For most operating segments the applicable tax rate is estimated at 35 percent. Oil & Energy businesses are subject to various tax regimes including Norwegian surtax on petroleum and power production. To calculate tax effects for these business units applicable statutory tax rates based on the source of income are applied. For the Group as a whole, “Adjusted Income tax expense” is calculated as US GAAP Income tax expense less tax effects relating to items reported as “Financial income and expense”.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
In order to illustrate the effects of certain events, RoaCE have also been calculated excluding such events. In 2006, the impairment write-down of the Front Runner and 9 shelf fields in our GoM portfolio have impacted the RoaCE metric negatively and the write-down has been excluded when calculating RoaCE adjusted for certain events. Our Castings business have now been classified as discontinued operations and is therefore no longer included in the calculation of RoaCE. When calculating RoaCE, excluding certain events, the castings business has therefore been included for the years 2005 and 2006. For 2005, the write-down in Hydro’s magnesium business (affecting the Group and Aluminium Products) have been excluded for this purpose. In addition, the effect of the Spinnaker acquisition (affecting the Group and Oil & Energy) completed in December 2005, and therefore impacting the capital employed without significant impact on earnings have been excluded. Excluding such items from RoaCE should not be considered as an adjustment of the metric, but rather as supplemental information to demonstrate how these events affects RoaCE.

Other information 31
Return on average Capital Employed — Hydro

	Year ended	Year ended	Year ended
NOK million	2006	2005	2004

Operating Income	52,224	46,237	31,769
Equity in net income of non-consolidated investees	962	593	597
Other income (loss), net	53	990	169

Earnings before tax	53,239	47,821	32,561
Adjusted Income tax expense	(38,033)	(31,647)	(21,150)

Earnings after tax	15,207	16,174	11,412

	31 December	31 December	31 December	31 December
NOK million	2006	2005	2004	2003

Current assets 1)	59,229	55,964	45,070	45,468
Non-consolidated investees	10,455	10,814	10,017	10,162
Property, plant and equipment	124,976	128,191	106,117	107,779
Prepaid pension, investments and other non-current assets 2)	13,862	17,897	13,703	13,228
Other current liabilities 3)	56,684	(48,219)	(41,724)	(37,725)
Other long-term liabilities 4)	55,823	(56,076)	(47,218)	(48,082)

Capital Employed	96,015	(108,571)	85,965	90,831

	2006	2005	2004

Return on average Capital Employed (RoaCE)	14.9%	16.6%	12.9%

1)	Excluding cash and cash equivalents and short-term investments, but including deferred tax assets.

2)	Including deferred tax assets.

3)	Including deferred tax liabilities.

4)	Including accrued pension liabilities and deferred tax liabilities.
Return on average Capital Employed — Oil & Energy

	Year ended	Year ended	Year ended
NOK million	2006	2005	2004

Operating Income	46,253	43,451	31,144
Equity in net income of non-consolidated investees	223	112	75
Other income (loss), net	53	65	59

Earnings before tax	46,529	43,628	31,278
Adjusted Income tax expense	(36,832)	(31,470)	(22,051)

Earnings after tax	9,697	12,158	9,227

	31 December	31 December	31 December	31 December
NOK million	2006	2005	2004	2003

Current assets 1)	25,725	25,084	15,630	16,015
Non-consolidated investees	2,027	2,598	2,347	2,406
Property, plant and equipment	96,482	96,321	73,437	74,460
Prepaid pension, investments and other non-current assets 2)	10,828	10,264	4,392	3,903
Other current liabilities 3)	(35,635)	(34,027)	(23,310)	(18,829)
Other long-term liabilities4)	(44,461)	(43,888)	(35,985)	(35,627)

Capital Employed	54,964	56,353	36,511	42,329

	2006	2005	2004

Return on average Capital Employed (RoaCE)	17.4%	26.2%	23.4%

1)	Excluding cash and cash equivalents and short-term investments, but including deferred tax assets.

2)	Including deferred tax assets.

3)	Including deferred tax liabilities.

4)	Including accrued pension liabilities and deferred tax liabilities.

32 Preliminary results 2006
Return on average Capital Employed - Aluminium Metal

	Year ended	Year ended	Year ended
NOK million	2006	2005	2004

Operating Income	6,362	2,694	785
Equity in net income of non-consolidated investees	837	272	281
Other income (loss), net	—	—	—

Earnings before tax	7,199	2,966	1,066
Adjusted Income tax expenses	(2,227)	(943)	(275)

Earnings after tax	4,973	2,023	791

	31 December	31 December	31 December	31 December
NOK Million	2006	2005	2004	2003

Currents Assets1)	18,001	16,299	13,306	10,855
Non-consolidated investees	4,830	3,863	3,066	3,384
Property, plant and equipment	15, 933	16,847	16,263	16,288
Prepaid pension, investments and other non-current assets2)	2,060	1,994	1,934	1,999
Other current liabilities3)	(12,109)	(8,983)	(8,765)	(5,984)
Other long -term liabilities4)	(2,858)	(2,766)	(1,951)	(2,145)

Capital Employed	25,858	27,254	23,853	24,497

	2006	2005	2004

Return on average Capital Employed (RoaCE)	18.7%	7.9%	3.3%

1)	Excluding cash and cash equivalents and short-term investments, but including deferred tax assets.
2)	Including deferred tax assets.
3)	Including deferred tax liabilities.
4)	Including accrued pension liabilities and deferred tax liabilities.
Return on average Capital Employed - Aluminium Products

	Year ended	Year ended	Year ended
NOK million	2006	2005	2004

Operating Income	(83)	(370)	1,072
Equity in net income of non-consolidated investees	(179)	47	68
Other income (loss), net	—	—	—

Earnings before tax	(261)	(323)	1,140
Adjusted Income tax expenses	30	(304)	(375)

Earnings after tax	(231)	(627)	(765)

	31 December	31 December	31 December	31 December
NOK Million	2006	2005	2004	2003

Current assets1)	17,143	15,357	14,667	13,984
Non-consolidated investees	1,900	2,495	2,391	2,403
Property, plant and equipment	8, 639	11,259	12,433	13,116
Prepaid pension, investments and other non-current assets 2)	2,485	2,228	2,481	2,849
Other current liabilities3)	(10,417)	(9,042)	(9,020)	(8,092)
Other long-term liabilities4)	(3,138)	(2,835)	(2,869)	(3,156)

Capital Employed	16,613	19,462	20,082	21,105

	2006	2005	2004

Return on average Capital Employed (RoaCE)	(1.3)%	(3.2)%	3.7%

1)	Excluding cash and cash equivalents and short-term investments, but including deferred tax assets.
2)	Including deferred tax assets.
3)	Including deferred tax liabilities.
4)	Including accrued pension liabilities and deferred tax liabilities.

Other information 33
Effect on RoaCE of certain events

	Hydro		Oil & Energy		Products
	Year ended		Year ended		Year ended
NOK million	2006	2005	2006	2005	2006	2005

Earnings after tax	15,207	16,174	9,697	12,158	(231)	(627)
Adjustment for write downs	3,407	1,239	3,407	—	—	1,239
Adjustment for Spinnaker	—	241	—	241	—	—
Adjustment for Castings	167	174	—	—	167	174

Adjusted Earnings after tax	18,781	17,828	13,104	12,399	(64)	786

	31 December	31 December	31 December	31 December	31 December	31 December
NOK million	2006	2005	2006	2005	2006	2005

Capital Employed	96,015	108,571	54,964	56,353	16,613	19,462
Adjustment for write downs	3,407	1,239	3,407	—	—	1,239
Adjustment for Spinnaker	—	(17,065)	—	(17,065)	—	—
Adjustment for Castings	2,643	—	—	—	2,,643	—

Adjusted Capital Employed	102,065	92,745	58,371	39,288	19,256	20,701

	2006	2005	2006	2005	2006	2005

RoaCE adjusted for major events	17.8%	20.0%	22.8%	32.7%	(0.3)%	3.9%

34 Preliminary results 2006
Combined Information for the Aluminium business
Hydro refers to combined information for the Aluminium activities, including both the Aluminium Metal business area and the Aluminium Products business area, and eliminations related to transactions between those areas, which are included in Corporate and Elimination. The activities were organized as one business area, Aluminium, until the end of January 2006. Management makes regular use of these measures and believes that combined information about the Aluminium activities gives important information about Hydro’s activities related to the Aluminium businesses in addition to the information provided for the segments separately and for the group as a whole.
Management uses this information to assess the impact of horizontal integration in the aluminium activities, in addition to reviewing the business areas Aluminium Metal and Aluminium Products individually.
The combined information for the Aluminium business should not be construed as an alternative to segment information under GAAP or to the consolidated financial statements.
Operating income (loss)

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Aluminium Metal	849	12	6,362	2,694
Aluminium Products 1)	(499)	(1,124)	(83)	(370)
Eliminations	64	13	(98)	(8)

Total	413	(1,099)	6,181	2,316

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2006	2005	2006	2005

Aluminium Metal	1,352	396	9,134	4,821
Aluminium Products 1)	1	617	1,715	2,670
Eliminations	64	13	(98)	(8)

Total	1,417	1,027	10,751	7,483

1)	The specifications are based on continuing operations.

Other Information	35
Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The comments of Hydro’s Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The difference in net income between N GAAP and US GAAP is immaterial. The information provided in this report is in accordance with the requirements of the NRS(F) on interim reporting.
Beginning in 2007, Hydro will issue its financial statements under International Financial Reporting Standards (IFRS). From the same time, information relating to Hydro’s filing with the US Securities and Exchange Commission (SEC) on Form 20-F will be based on IFRS with a reconciliation to US GAAP.
Financial calendar

8	May 2007	Annual General Meeting
9	May 2007	Ordinary shares trading ex-dividend
12	May 2007	Record date for dividend on ordinary shares
21	May 2007	Payment of dividend ordinary shares
31	May 2007	First quarter results
24	July 2007	Second quarter results
23	October 2007	Third quarter results
The quarterly results will be released at 0730 hours CET. Hydro reserves the right to revise these dates.
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward-looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21 E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected,” “scheduled,” “targeted,” “planned,” “proposed,” “intended” or similar statements.
Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro’s results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk, Regulation and Other Information — Risk Factors” on page 92 of Hydro’s Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

36	Preliminary results 2006
Signature
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA
/s/ John O. Ottestad
John O. Ottestad
Executive Vice President and Chief Financial Officer
Oslo, 19 February 2007